Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use of the name Netherland, Sewell & Associates, Inc., the references to our audits of Matador Resources Company’s proved oil and natural gas reserves estimates and future net revenue at June 30, 2012, and the inclusion of our corresponding audit letter, dated July 24, 2012, in the Quarterly Report on Form 10-Q of Matador Resources Company for the fiscal quarter ended June 30, 2012, as well as in the notes to the financial statements included therein. In addition, we hereby consent to the incorporation by reference to our audit letter, dated July 24, 2012 in Matador Resources Company’s Form S-8 (333-180641).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Robert C. Barg
Robert C. Barg, P.E.
Senior Vice President

Dallas, Texas

August 13, 2012